Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)

                           NEW GENERATION FOODS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   644463-101
                                 (CUSIP Number)

   DAVID I. SCHAFFER, ESQ., MELTZER, LIPPE, GOLDSTEIN, WOLF & SCHLISSEL, P.C.,
            190 WILLIS AVENUE, MINEOLA, NEW YORK 11501 (516) 747-0300
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 APRIL 15, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Response to Question 1:   Jerome S. Flum
Response to Question 2:   N/A
Response to Question 3:   SEC USE ONLY
Response to Question 4:   OO
Response to Question 5:   N/A
Response to Question 6:   New York
Response to Question 7:   3,748,353 (including the shares of Common  Stock into
                          which the Senior Preferred Stock is convertible -
                          see Item 5)
Response to Question 8:   0
Response to Question 9:   3,748,353 (including the shares of Common  Stock into
                          which the Senior Preferred Stock is convertible -
                          see Item 5)
Response to Question 10:  0
Response to Question 11:  3,748,353  (including  the shares of Common Stock into which the Senior Preferred Stock is convertible - see Item 5)
Response to Question 12:  N/A
Response to Question 13:  93.6% (including the shares of Common Stock into which the Senior Preferred Stock is convertible - see Item 5)
Response to Question 14:  IN

Response to Question 1:   Flum Partners
Response to Question 2:   N/A
Response to Question 3:   SEC USE ONLY
Response to Question 4:   OO
Response to Question 5:   N/A
Response to Question 6:   New York
Response to Question 7:   3,635,128 (including the shares of Common  Stock into
                          which the Senior Preferred Stock is convertible -
                          see Item 5)
Response to Question 8:   3,635,128 (including the shares of Common  Stock into
                          which the Senior Preferred Stock is convertible -
                          see Item 5)
Response to Question 9:   0
Response to Question 10:  0
Response to Question 11:  3,635,128  (including  the shares of Common Stock into which the Senior Preferred Stock is convertible - see Item 5)
Response to Question 12:  N/A
Response to Question 13:  90.9% (including the shares of Common Stock into which the Senior Preferred Stock is convertible - see Item 5)
Response to Question 14:  PN


Item 1.           Security and Issuer.

                  This statement relates to Common Stock, $.01 par value, of New Generation Foods, Inc. (the "Company").

Item 3.           Source and Amount of Funds or Other Consideration.

                  See Item 5.

Item 4.           Purpose of Transaction.

                  See Item 5.

Item 5.           Interest in Securities of the Issuer.

     Under the terms of the Series A Preferred Stock and Series B Preferred Stock previously held by Flum Partners, a sale or transfer of all or substantially all of the assets of the Company was deemed to be a liquidation, dissolution or winding up of the Company for purposes of determining the payment of the liquidation preferences on the Series A Preferred Stock and Series B Preferred Stock. Accordingly, the sale by the Company in 1993 of substantially all of its assets to American Pacific Financial Corporation entitled Flum Partners, the holder of all of the outstanding Series A Preferred Stock and

Series B Preferred Stock, to payment of the applicable liquidation preferences and accrued and unpaid dividends.

     In November 1997, Flum Partners delivered a letter to the Company demanding payment of the applicable liquidation preferences on the Series A Preferred Stock and Series B Preferred Stock ($1,175,000 in the case of the Series A Preferred Stock and $310,000 in the case of the Series B Preferred Stock) and accrued and unpaid dividends on such shares. On the date of the delivery of the demand, accrued dividends on the Series A Preferred Stock amounted to $787,500 and accrued dividends on the Series B Preferred Stock amounted to $111,600. Accordingly, the aggregate amount payable pursuant to the demand of Flum Partners was approximately $2,960,000.

     As a  result  of such  demand  letter,  the  Board  formed  an  Independent
Committee which engaged in dmately $1.8 million of cash and cash equivalents available to pay the liquidation preferences and accrued dividends, leaving an unpaid amount of approximately $1.16 million. Pursuant to its discussions with the Company, Flum Partners agreed to accept, in payment of the unpaid $1.16 million of cash, shares of a new series of convertible senior preferred stock ("Senior Preferred Stock") with an aggregate liquidation preference equal to $1.1 million, which was $60,000 less than the unpaid liquidation preferences and accrued dividends on the Series A Preferred Stock and Series B Preferred Stock.

     After further negotiations with the Independent Committee, Mr. Flum agreed to a termination of his existing Employment Agreement effective December 1, 1997, saving the Company approximately $190,000 in salary expense through the end of the term of such Agreement, in consideration of which the Company transferred to Mr. Flum an automobile and computer equipment with an aggregate value not exceeding $10,000. Mr. Flum also agreed to continue as Chairman of the Board and Chief Executive Officer of the Company, without pay, on an "at will" basis. Mr. Flum also agreed for a twelve month period, to attempt to identify and consummate a transaction which would increase the value of the Company.

     In accordance with the foregoing, the Company issued to Flum Partners 1,100,000 shares of the Senior Preferred Stock and $1.8 million of cash in payment of the liquidation preferences and accrued dividends on the Series A Preferred Stock and Series B Preferred Stock.

     The filing persons have the following interest in the securities of the issuer:

     As of the date hereof, Jerome S. Flum has the sole power to vote and the sole power to dispose of 113,225 shares of Common Stock. Flum Partners, of which Mr. Flum is the sole general partner, owns 36,829 shares of Common Sock and 1,100,000 shares of Senior Preferred Stock, which is currently convertible at any time into 3,598,299 shares of Common Stock for a total of 3,635,128 shares of Common Stock, or approximately 90.9% of the outstanding shares of Common Stock, computed pursuant to Rule 13d-3(d)(i) and the note thereto, and based on the number of shares of Common Stock reported by the Company and the Form 10-QSB outstanding as of September 30, 1997. As sole general partner of Flum Partners, Mr. Flum has the sole power to vote and sole power
                               4
to dispose of the 36,829 shares of Common Stock and the shares of Common Stock into which the Senior Preferred Stock may be converted. Accordingly, Mr. Flum beneficially owns, in the aggregate, 3,748,353 shares of Common Stock, or approximately 93.6% of the outstanding shares of Common Stock, computed pursuant to Rule 13d-3(d)(1) and the note thereto, and based on the number of shares of Common Stock reported by the Company in the Form 10-QSB outstanding as of September 30, 1997. The 3,748,353 shares of Common Stock, or approximately 93.6% of the outstanding shares of Common Stock, may also be deemed to be owned, beneficially and collectively, by Flum Partners and Mr. Flum, as a "group", within the meaning of Section 13(d)(3) of the Act.


Item 7.      Material to be Filed as Exhibits.

Exhibit No.     Description of Exhibit

     1. Letter from Flum Partners to the Company dated as of November 17, 1997.

     2. Letter Agreement by and among the Company, Flum Partners and Jerome S. Flum dated as of November 18, 1997 (exhibits attached).

                                                     Signature.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1998



                               /s/Jerome S. Flum
                               -----------------
                               Jerome S. Flum

                               FLUM PARTNERS, L.P.

                              By: /s/ Jerome S. Flum
                              ----------------------
                              Jerome S. Flum, General Partner

Exhibit - 1
                                  FLUM PARTNERS
                                 45 Graham Road
                            Scarsdale, New York 10583

                                                               November 17, 1997



New Generation Foods, Inc.
45 Graham Road
Scarsdale, New York   10583
Attn: Board of Directors

Gentlemen:

         Please be advised that the undersigned, the owner of (x) 2,333,333 shares (the "Series A Shares") of the Series A Convertible Preferred Stock of New Generation Foods, Inc. (the "Company") and (y) 310,000 shares (the "Series B Shares") of the Series B Convertible Preferred Stock of the Company, in each such case representing all of the issued and outstanding shares of such series of Preferred Stock, hereby demands the payment of the liquidation preference, and accrued dividends, in respect of all of the Series A Shares and all of the Series B Shares. Schedule I to this letter sets forth the liquidation preference and accrued dividends (as of the date hereof) payable in respect of the Series A Shares and Series B Shares. Enclosed are certificates for all of the Series A Shares and all of the Series B Shares, accompanied by appropriately executed and endorsed stock powers.

         The foregoing demand is made pursuant to (i) Section 5.1 of the Second Certificate of Amendment of the Certificate of Designations of Series A Preferred Stock and (ii) Section 5.1 of the Certificate of Designations of Series B Preferred Stock, in each such case as a result of the prior sale by the Company of substantially all of the Company's property and assets, which is deemed to be a liquidation of the Company under each such provision.

                                    Very truly yours,

                                    FLUM PARTNERS

                                    By:/s/ Jerome Flum
                                    Jerome Flum, General Partner

                                   SCHEDULE I


                                              Liquidation           Accrued
                                              Preference            Dividends                 Total

Series A Convertible Preferred Stock          $1,750,000            $787,500              $2,537,500

Series B Convertible Preferred Stock             310,000             111,600                 421,600
                                              ----------            --------               ---------

TOTAL                                         $2,060,000            $899,100              $2,959,100


Exhibit - 2

                           NEW GENERATION FOODS, INC.
                                 45 Graham Road
                            Scarsdale, New York 10583

                                                               November 18, 1997


Flum Partners
45 Graham Road
Scarsdale, New York  10583

Mr. Jerome Flum
45 Graham Road
Scarsdale, New York 11583

Gentlemen:

         An Independent Committee of the Board of Directors of New Generation Foods, Inc., a Nevada corporation (the "Company"), has considered the letter from Flum Partners of November 17, 1997. Based on the current cash position of the Company, and the requirement that a minor cash balance be maintained by the Company to pay potential creditors' claims and other expenses and for working capital, the cash amount of $1.8 million is available to pay a portion of the liquidation preferences (and accrued dividends) on all of the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock owned by Flum Partners and tendered for payment, leaving an unpaid amount of approximately $1.16 million.

         This letter will constitute the agreement of the Company and Flum Partners that the unpaid amount of approximately $1.16 million referred to in the preceding paragraph shall be paid by the issuance of 1,100,000 shares of a new series of "Senior Preferred Stock" of the Company (the "Senior Preferred Shares") having the rights, powers, privileges and preferences specified in the attached form of "Certificate of Designations for Senior Preferred Stock". By its execution below, Flum Partners also consents to the amendments effected by the attached forms of "Third Certificate of Amendment of Series A Convertible Preferred Stock" and "Certificate of Amendment of Series B Convertible Preferred Stock," which are required in order to implement the issuance of the Senior Preferred Stock.

     In consideration for the issuance of the Senior Preferred Shares to Flum Partners as provided in this letter agreement, Flum Partners agrees to cause its affiliate, Mr. Jerome Flum, to agree to a termination of Mr. Flum's existing Employmentin consideration therefor, the Company transfer and
                                                         9
assign to Mr. Flum an automobile and certain computer equipment with an aggregate value not exceeding $10,000, and provided further that Mr. Flum agrees to continue to serve as Chairman of the Board and Chief Executive Officer of the Company, without pay, on an "at will" basis.

     As additional consideration for the issuance of the Senior Preferred Shares to Flum Partners as provided in this letter agreement, Mr. Flum and Flum Partners agree, for a period of one year from the date hereof, to attempt to identify and consummate a transaction involving the Company which would increase the value of the Company.

     By his execution below, Mr. Flum agrees to the provisions of the two preceding paragraphs.

     This letter agreement shall be governed by and construed in accordance with the laws of the State of New York (other than with respect to matters solely involving Nevada corporate law) without giving effect to principles of conflicts of law applicable thereto. This letter agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

     Please execute this letter where indicated below to signify your agreement with the foregoing.

                                  NEW GENERATION FOODS, INC.


                                  By:/s/ Jerome Flum
                                  Name: Jerome Flum
                                  Title: Chairman of the board and Chief
                                         Executive Officer

ACCEPTED AND AGREED
AS OF THIS ____ DAY OF
NOVEMBER, 1997

FLUM PARTNERS

By:/s/ Jerome Flum
  Jerome Flum, General Partner


/s/ Jerome Flum
Jerome Flum

                           CERTIFICATE OF DESIGNATIONS
                                       OF
                             SENIOR PREFERRED STOCK
                                       OF
                           NEW GENERATION FOODS, INC.

     New Generation Foods, Inc. (the "Corporation"), a corporation organized and existing under the Nevada Corporation Law;

     DOES HEREBY CERTIFY:

     That pursuant to the authority conferred upon the Board of Directors of the Corporation by its Articles of Incorporation, as amended, and pursuant to the Nevada Corporation Law, on November 18, 1997, said Board of Directors adopted a resolution providing for the issuance of a series of shares of preferred stock, par value $.01 per share, which resolution is as follows:

     RESOLVED, that pursuant to Article FOURTH of the Corporation's Articles of Incorporation, as amended, relating to the shares of the corporation, the Board of Directors hereby authorizes, fixes and creates a series of preferred stock having the following powers, preferences, designations, rights and other characteristics.

     The designation of the series of preferred stock created by this resolution shall be "Senior Preferred Stock" (hereinafter referred to as "Senior Preferred Stock") and shall consist of 1,100,000 shares. The powers, preferences, rights, restrictions of, and other matters relating to, the Senior Preferred Stock are as follows:

     1. Dividends.
     -------------

     The holders of the Senior Preferred Stock shall be entitled to receive, out of funds legally available therefor, dividends at the same rate as dividends (other than dividends paid in additional shares of Common Stock) are paid with respect to the Common Stock (treating each share of Senior Preferred Stock as being equal to the number of shares of Common Stock into which each share of Senior Preferred Stock is then convertible).

     2. Liquidation Preference.
     --------------------------

     (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Senior Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of the Common Stock, the amount of $1.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all accumulated  and  unpaid  dividends  on such  share  for each  share  of  Senior
Preferred Stock held by them (the "Liquidation Preference"). If upon the occurrence of any of the events described in this Section 2, the assets and
                                       11
funds thus distributed among the holders of the Senior Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, than the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the Senior
Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

   (b) For purposes of this Section 2, (i) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a mere reincorporation transaction) or (ii) a sale of all or substantially all of the assets of the Corporation, shall be treated as a liquidation, dissolution or winding up of the Corporation. Upon the occurrence of any of the events described in paragraph (b), immediately after the holders of Senior Preferred Stock shall have been paid in full the Liquidation
Preference, the remaining net assets of the Corporation available for distribution shall be distributed ratably among the holders of Senior Preferred Stock and Common Stock (with each share of Senior Preferred Stock being deemed, for such purpose, to be equal to the number of shares of Common Stock into which such share of Senior Preferred Stock is convertible immediately prior to the close of business on the business day fixed for such distribution).

     3.  Redemption.
     --  -----------

     (a) At the option of the holders of a minimum of one-half of the aggregate number of shares of Senior Preferred Stock then outstanding delivered in writing to the Corporation at any time, the Corporation, on the thirtieth (30th) day after delivery of such notice (the "Redemption Date"), shall redeem the outstanding shares of the Senior Preferred Stock originally issued. The redemption price of the Senior Preferred Stock (the "Redemption Price"), shall be equal to the sum of (i) $1.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) and (ii) any accumulated and unpaid dividends on any such share of Senior Preferred Stock.

     (b) If the funds of the Corporation legally available for redemption of shares of the Senior Preferred Stock are insufficient to redeem the total number of shares of Senior Preferred Stock to be redeemed on the Redemption Date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon their holdings of Senior Preferred Stock. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Senior Preferred Stock, such funds will immediately be used to redeem the balance of the shares which the Corporation has become obliged to redeem on the Redemption Date, but which it has not redeemed.

     (c) In the event the Corporation shall be required to redeem shares of Senior Preferred Stock, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 20 days prior to the Redemption Date, to each holder of record of the shares to be redeemed at such holder's address as the same appears on the share register of the Corporation. Each such notice shall state (i) the Redemption Date, (ii) the Redemption Price, (iii) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price and (iv) that dividends on the shares to be redeemed will cease to accrue on the Redemption Date.

     (d) Notice having been mailed as aforesaid, from and after the Redemption Date (unless default shall be made by the Corporation in providing money for the payment of the Redemption Price of the shares called for redemption), dividends on the shares of Senior Preferred Stock so called for redemption shall cease to accrue, and said shares shall no longer be deemed to be outstanding and shall have the status of authorized but unissued shares of Preferred Stock, and shall not be reissued as shares of Senior Preferred Stock, and all rights of the holders thereof as stockholders of the Corporation with respect to said shares (except the right to receive from the Corporation the Redemption Price and accrued but unpaid dividends) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the Redemption Price as aforesaid. In the event less than all the shares represented by any certificate for such shares are redeemed, a new certificate shall be issued representing the unredeemed shares.

     (e) Anything in this Section 3 to the contrary notwithstanding, the holder of shares of Senior Preferred Stock to be redeemed in accordance with this
Section 3 shall have the right, exercisable at any time up to the close of business on the Redemption Date (unless the Corporation is legally prohibited from redeeming such shares on such date, in which event such right shall be exercisable until the removal of such legal disability), to convert all or any part of such shares to be redeemed as herein provided into shares of Common Stock pursuant to Section 5 hereof.


      4.  Voting Rights.
      --  --------------

     Each holder of shares of Senior Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Senior Preferred Stock may be converted and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class) and shall be entitled to notice of any stockholders' meeting in accordance with the By-Laws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Senior Preferred Stock held by each holder may be converted) shall be rounded upward to the nearest whole number. Each holder of Common Stock shall be entitled to one (1) vote for each whole share of Common Stock held.

      5.  Conversion.
      --  -----------

     The holders of the Senior Preferred Stock shall have conversion rights as follows:

     (a) Each share of Senior Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time into the number of fully paid and non-assessable shares of Common Stock of the Corporation as is determined by dividing $1.00 by
                                                        13
     the Conversion Price (as hereinafter defined) in effect at the time of conversion. The Conversion Price at which shares of Common Stock shall be deliverable upon conversion of the Senior Preferred Stock shall initially be $0.3057 per share.

     (b) In order for a holder of Senior Preferred Stock to convert such shares into shares of Common Stock, such holder shall surrender the certificate or certificates representing such shares of Senior Preferred Stock, at the office of the transfer agent for the Senior Preferred Stock, together with written notice that such holder elects to convert all or any number of the shares of the Senior Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent is referred to herein as the "Conversion Date". The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver to such holder, or to its nominee, at such holder's address as shown in the records of the Corporation, a certificate or certificates for the number of whole shares of Common Stock (and any shares of Senior Preferred Stock represented by the certificate delivered to the transfer agent by the holder thereof which are not converted into Common Stock) issuable upon such conversion in accordance with the provisions hereof, together with cash in lieu of fractional shares calculated in accordance with paragraph (c) of this Section 5. If less than all of the shares of Senior Preferred Stock represented by a stock certificate are converted into shares of Common Stock, the Corporation shall issue a new stock certificate in the amount of the shares not so converted.

     (c) No fractional shares of Common Stock shall be issued upon conversion of shares of Senior Preferred Stock and any fractional share to which the holder would otherwise be entitled shall be rounded up to the nearest whole number.

     (d) The Corporation shall at all times when the Senior Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Senior Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Senior Preferred Stock.

     (e) All shares of Senior Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and the payment of any declared and unpaid dividends thereon. On the Conversion Date, the shares of Common Stock issuable upon such conversion shall be deemed to be outstanding, and the holder thereof shall be entitled to exercise and enjoy all rights with respect to such shares of Common Stock. All shares of Senior Preferred Stock tendered for conversion shall, from and after the

     Conversion Date, be deemed to have been retired and cancelled and shall not be reissued as Senior Preferred Stock, and the Corporation may thereafter take such appropriate action as may be necessary to reduce accordingly the authorized number of shares of Senior Preferred Stock.

     (f) The initial conversion price as stated in paragraph (a) of this Section 5 shall be subject to adjustment from time to time and such conversion price as adjusted shall likewise be subject to further adjustment, all as hereinafter set forth. The term "Conversion Price" shall mean, as of any time, the conversion price of the Senior Preferred Stock at that time, as specified in paragraph (a) of this Section 5 in case no adjustment shall have been required, or such conversion price as adjusted pursuant to this paragraph (f) of this Section 5, as the case may be:

          (i) If at any time the Corporation shall issue any shares of Common Stock or any Convertible Securities, Rights or Related Rights (as herein defined) (such Convertible Securities, Rights or Related Rights being hereinafter referred to collectively as "Securities") (other than a dividend or other distribution payable in Common Stock or such Securities) for a consideration per share of Common Stock (the consideration in each case to be determined in the manner provided in (E) and (F) below) less than the Conversion Price in effect immediately prior to the issuance of such Common Stock or Securities, then the Conversion Price in effect immediately prior to each such issuance shall forthwith be reduced to the consideration per share of Common Stock paid in connection with such issuance of Common Stock or Securities.

          (ii) For the purpose of any adjustment of the Conversion Price pursuant to this paragraph (f) of this Section 5, the following provisions shall be applicable:

               (A) In the case of the issuance of options or warrants to purchase or rights to subscribe for Common Stock (collectively, such "Rights"), the aggregate maximum number of shares of Common Stock deliverable upon exercise of such Rights shall be deemed to have been issued at the time such Rights were issued, for a consideration equal to the consideration (determined in the manner provided in (E) and (F) below), if any, received by the Corporation upon the issuance of such Rights, plus the minimum purchase price provided in such Rights for the Common Stock covered thereby.

               (B) In the case of the issuance of securities by their terms convertible into or exchangeable for Common Stock (collectively, such "Convertible Securities"), or options or warrants to purchase or rights to subscribe for securities by their terms convertible or exchangeable for Common Stock (collectively, such "Related Rights") the aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise of any such Convertible Securities or such Related Rights shall be deemed to have been issued at the time such Convertible Securities or such Related Rights were issued and for a consideration equal to the consideration received by the Corporation upon issuance of such Convertible Securities or such Related Rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Corporation upon the conversion, exchange or exercise of such Convertible Securities or Related Rights (the consideration in each case to be determined in the manner provided in (E) and (F) below).

               (C) On any change in the number of shares of Common Stock deliverable upon the exercise of such Rights or Related Rights or upon the conversion, exchange or exercise of such Convertible Securities or on any change in the minimum purchase price of such Rights, Related Rights or Convertible Securities other than any change resulting from the anti- dilution provisions of such Rights, Related Rights or Convertible Securities, the Conversion Price shall forthwith be readjusted to such Conversion Price as would have been in effect had the adjustment that was made upon the issuance of such Rights, Related Rights or Convertible Securities not converted, exchanged or exercised prior to such change been made on the basis of such change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise or conversion of any such Right, Related Right or Convertible Security.

               (D) On the expiration of any such Rights, Related Rights or Convertible Securities, the Conversion Price shall forthwith be readjusted to the Conversion Price as would have been obtained had the adjustment made upon the issuance of such Rights or Related Rights or the issuance of any such Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such Rights or Related Rights or the conversion, exchange or exercise of any such Convertible Securities.

               (E) In the case of the issuance of such Common Stock or Securities for cash, the consideration shall be deemed to be the amount of cash paid therefor.

               (F) In the case of the issuance of such Common Stock or Securities for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board of Directors of the Corporation.

               (G) In the event of any adjustment to the Conversion Price resulting from the issuance of any Securities, no further adjustment shall be made for the actual issuance of Common Stock upon the exercise or conversion of any such Securities.


          (iii)  Anything to the  contrary  contained in this  paragraph  (f) of
Section 5 notwithstanding, no adjustment shall be made in the Conversion Price as a result of or pursuant to (1) the granting of any Right or Related Right, or the issuance of Common Stock to, officers, employees or directors of, or consultants to, the Corporation, pursuant to any agreement, plan or arrangement approved by the Board of Directors of the Corporation; (2) a dividend or distribution on Senior Preferred Stock or (3) the conversion of shares of Senior Preferred Stock.

     (g) In case the Corporation shall effect a reorganization, shall merge with or consolidate into another corporation, or shall sell, transfer or otherwise dispose of all or substantially all of its property, assets or business and, pursuant to the terms of such reorganization, merger (other than a reincorporation transaction), consolidation or disposition of assets, shares of stock or other securities, property or assets of the Corporation, successor or transferee or an affiliate thereof are to be received by or distributed to the holders of Common Stock, then each holder of Senior Preferred Stock shall be provided with written notice from the Corporation informing each holder of Senior Preferred Stock of the terms of such reorganization, merger, consolidation or disposition of assets and of the record date thereof for any distribution pursuant thereto, at least 30 days in advance of such record date, and each holder of Senior Preferred Stock shall have, in addition to the rights provided for herein, the right to receive, in addition to payment of the Liquidation Preference pursuant to Section 2 hereof, at the holder's election, either (i) upon conversion of such Senior Preferred Stock, the number of shares of stock or other securities, property or assets of the Corporation, successor or transferee or affiliate thereof or cash receivable by the holders of the Common Stock upon or as a result of such reorganization, merger, consolidation or disposition of assets or (ii) the securities into which the shares of Senior Preferred Stock are converted, upon, or as a result of such reorganization, merger, consolidation or disposition of assets. The provisions of this paragraph
(g) of this Section 5 shall similarly apply to successive reorganizations, mergers, consolidations or dispositions of assets.
                                                        18

     (h) If the Corporation shall effect a subdivision of the outstanding Common Stock, the Conversion Price then in effect immediately before such subdivision shall be proportionately decreased. If the Corporation shall combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. If the Corporation shall make or issue a dividend or other distribution payable in securities, then and in each such event provision shall be made so that the holders of shares of the Senior Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities that they would have received had their Senior Preferred Stock been converted into Common Stock on the date of such event and had they thereafter during the period from the date of such event to and including the Conversion Date, retained such securities receivable by them as aforesaid during such period giving effect to all adjustments called for during such period under this paragraph, with respect to the rights of the holders of the Senior Preferred Stock.

     (i)  Whenever  the  Conversion  Price shall be adjusted as provided in this
Section 5, the Corporation shall forthwith file, at the office of the transfer agent for the Senior Preferred Stock a statement, certified by the chief financial officer of the Corporation, showing in detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment. The Corporation shall also cause a copy of such statement to be sent by first class mail, postage prepaid, to each holder of record of Senior Preferred Stock at such holder's address as shown in the records of the Corporation.

     (j) If a state of facts shall occur which, without being specifically controlled by the provisions of this Section 5, would not fairly protect the conversion rights of the holders of the Senior Preferred Stock in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Corporation shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such conversion rights.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officers this ___ day of November, 1997, who affirms under penalties of perjury that this Certificate is the act and deed of the Corporation and that the facts stated herein are true.


                                                      NEW GENERATION FOODS, INC.



                                                              By:/s/ Jerome Flum
                                                 Jerome Flum, Chairman and Chief
                                                               Executive Officer





ATTEST:


By:

                        THIRD CERTIFICATE OF AMENDMENT OF
                         THE CERTIFICATE OF DESIGNATIONS
                           OF SERIES A PREFERRED STOCK
                                       OF
                           NEW GENERATION FOODS, INC.


     New Generation Foods, Inc. (the "Corporation"), a corporation organized and existing under the Nevada Corporation Law,

     DOES HEREBY CERTIFY:

     That pursuant to the authority conferred upon the Board of Directors of the Corporation by its Articles of Incorporation, as amended, and pursuant to
Section 7.1 of the Certificate of Designations of the Series A Preferred Stock of the Corporation, as previously amended (the "Certificate of Designations"), on November 18, 1997, said Board of Directors adopted a resolution providing for the further amendment of the Certificate of Designations, subject to the consent of the holder of all of the outstanding shares of Series A Preferred Stock of the Corporation, which consent has been duly obtained, which resolution is as follows:

     RESOLVED, that pursuant to ARTICLE FOURTH of the Corporation's Articles of Incorporation, as amended, relating to the shares of the Corporation, and
Section 7.1 of the Certificate of Designations of the Series A Preferred Stock, as amended to date (the "Certificate of Designations"), and subject to the written consent of the holder of all of the outstanding shares of Series A Preferred Stock of the Corporation, the Board of Directors hereby amends Section
5.2 of the Certificate of Designations to read in its entirety as follows:

         "5.2 Ratable Distribution. If after payment or provision for corporate debts, the assets available for distribution upon liquidation to the holders of Series A Preferred Stock and other capital stock ranking on a parity therewith upon liquidation are not sufficient to pay such holders in full the amounts to which they are entitled, the holders of Series A Preferred Stock and any other stock ranking on a parity therewith upon liquidation shall be entitled to a distribution of assets ratably, in proportion to the sums that would be payable to such holders of all such sums were paid in full, and any remaining unpaid amount may be paid, at the ders of all the outstanding shares of Series A Preferred Stock and subject to applicable law, by the issuance of equity securities of the Corporation (including without limitation shares of a new series of Preferred Stock) having a fair market value (as determined by a majority of the members of the Board of Directors who are independent and not affiliated with any holder of shares of Series A Preferred Stock) equal to the unpaid amount payable to the holders of Series A Preferred Stock upon liquidation of the Corporation and which shall include such other terms and conditions as the Board and the holders of all of the outstanding shares of Series A Preferred Stock may otherwise agree."

     IN WITNESS WHEREOF, New Generation Foods, Inc. has caused this Certificate to be signed by its duly authorized officers this ____ day of November, 1997.

                                                      NEW GENERATION FOODS, INC.

                                                              By:/s/ Jerome Flum
                                                       Jerome Flum, Chairman and
                                                         Chief Executive Officer


ATTEST:

By:/s/ David I. Schaffer
         Title: David I. Schaffer,
         Assistant Secretary

                           CERTIFICATE OF AMENDMENT OF
                         THE CERTIFICATE OF DESIGNATIONS
                           OF SERIES B PREFERRED STOCK
                                       OF
                           NEW GENERATION FOODS, INC.


     New Generation Foods, Inc. (the "Corporation"), a corporation organized and existing under the Nevada Corporation Law,

     DOES HEREBY CERTIFY:

     That pursuant to the authority conferred upon the Board of Directors of the Corporation by its Articles of Incorporation, as amended, and pursuant to
Section 7.1 of the Certificate of Designations of the Series B Preferred Stock of the Corporation (the "Certificate of Designations"), on November 18, 1997, said Board of Directors adopted a resolution providing for the further amendment of the Certificate of Designations, subject to the consent of the holder of all of the outstanding shares of Series B Preferred Stock of the Corporation, which consent has been duly obtained, which resolution is as follows:

     RESOLVED, that pursuant to ARTICLE FOURTH of the Corporation's Articles of Incorporation, as amended, relating to the shares of the Corporation, and
Section 7.1 of the Certificate of Designations of the Series B Preferred Stock, as amended to date (the "Certificate of Designations"), and subject to the written consent of the holder of all of the outstanding shares of Series B Preferred Stock of the Corporation, the Board of Directors hereby amends Section
5.2 of the Certificate of Designations to read in its entirety as follows:

     "5.2 Ratable Distribution. If after payment or provision for corporate debts, the assets available for distribution upon liquidation to the holders of Series B Preferred Stock and other capital stock ranking on a parity therewith upon liquidation are not sufficient to pay such holders in full the amounts to which they are entitled, the holders of Series B Preferred Stock and any other stock ranking on a parity therewith upon liquidation shall be entitled to a distribution of assets ratably, in proportion to the sums that would be payable to such holders of all such sums were paid in full, and any remaining unpaid amount may be paid, at the discretion of the Boardding shares of Series B
Preferred Stock and subject to applicable law, by the issuance of equity securities of the Corporation (including without limitation shares of a new series of Preferred Stock) having a fair market value (as determined by a majority of the members of the Board of Directors who are independent and not affiliated with any holder of shares of Series B Preferred Stock) equal to the unpaid amount payable to the holders of Series B Preferred Stock upon liquidation of the Corporation and which shall include such other terms and conditions as the Board and the holders of all of the outstanding shares of Series B Preferred Stock may otherwise agree."

     IN WITNESS WHEREOF, New Generation Foods, Inc. has caused this Certificate to be signed by its duly authorized officers this ____ day of November, 1997.

                                                   NEW GENERATION FOODS, INC.

                                                   By:/s/ Jerome Flum
                                                      Jerome Flum, Chairman and
                                                      Chief Executive Officer


ATTEST:

By:____________________________
         Title:
                                                  24